UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of JANUARY, 2005.

                        Commission File Number: 0-30464


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date:   JANUARY 13, 2005                   /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         IMA Exploration Inc. (the "Issuer")
         #709 - 837 West Hastings Street
         Vancouver, BC
         V6C 3N6
         Phone:  (604) 687-1828

2.       DATE OF MATERIAL CHANGE

         January 13, 2005

3.       PRESS RELEASE

         The press release was released on January 13, 2005 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Ontario, Alberta and Quebec Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Joseph Grosso
         Phone: (604) 687-1828

9.       DATE OF REPORT

         January 13, 2005.

                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

NEWS RELEASE                                                    JANUARY 13, 2005


      PHASE III DRILLING INTERSECTS THICK MINERALIZED BODY AT CALCITE HILL,
                      470 METRES NORTHWEST OF NAVIDAD HILL

IMA EXPLORATION INC. (IMR - TSX.V, IMXPF - OTC.BB) is pleased to announce the results from the first 13 holes completed during the Company's Phase III drill program on it's 100% owned Navidad silver discovery in Patagonia, Argentina. Seven of the holes were infill drilling on Navidad Hill and the Connector zone and six holes targeted Calcite Hill in the area of hole 88 defining a thick mineralized body that remains open on three sides. Hole 88 intersected 72.3m of 202 g/t silver (reported on Sept. 8, 2004) and is located 470 metres northwest of the nearest drilling at Navidad Hill. Prior to today's announcement, hole 88 was the only hole completed in the vicinity of the Calcite Hill target (see attached map and table).

AT CALCITE HILL, HIGHLIGHTS INCLUDE HOLES 124 AND 126 THAT INTERSECTED 122.6 METRES OF 195 G/T SILVER (5.7 OZ/TON) AND 196.1 METRES OF 113 G/T SILVER (3.3 OZ/TON), RESPECTIVELY. Continued phase III drilling will target extensions to this zone with the objective of defining resources at Calcite Hill and adding to the 268 million ounces of silver (80.8 Mt @ 103 g/t silver, see December 1, 2004 release) currently reported at Galena, Connector, and Navidad Hills.

Drilling to date at Calcite Hill (seven drill holes ranging in length from 149.1 to 283.5 metres) has defined a wedge-shaped body of silver mineralization which increases in thickness towards the northeast and is hosted within a trachyandesitic flow-dome similar to that which hosts mineralization at Navidad and Galena Hills. Holes 125, 88, and 124, all drilled on section 49,200E (section posted at www.imaexploration.com), define this wedge that reaches a maximum vertical thickness of approximately 120 metres in hole 124 and remains open further to the northeast. Mineralization consists of a lead-rich upper zone of breccias and veinlets filled by galena with lesser calcite and barite and a lower zone dominated by calcite-barite veinlets with common native silver and fine silver sulphides/sulphosalts. Drill holes 121, 123, and 125 were drilled to the south or southeast of the thin edge of the wedge and intersected minimal thicknesses of the volcanic host rock that contains the silver mineralization.

Drill holes 127 to 131 were collared at the Connector Zone and holes 132 and 133 at Navidad Hill in order to further define the margins of the previously reported resource. The Connector Zone holes appear to have intersected both stratigraphically and structurally controlled styles of mineralization that will require further interpretation and drilling. Hole NV04-133 on the flank of Navidad Hill intersected breccias with galena and barite mineralization with an interval of higher grade mineralization containing 3.9m of 450 g/t silver within a broad zone of lower grade mineralization in trachyandesite volcanic rocks. This intersection is important in that it may open possibilities of additional mineralization styles at Navidad Hill.

Dr. Paul Lhotka is IMA's Qualified Person for the Navidad project under National Instrument 43-101 regulations and has overseen all aspects of the current program. For more information and maps depicting the work described herein please visit IMA's web site at http://www.imaexploration.com/.

NEWS RELEASE
IMA EXPLORATION INC.                                                      PAGE 2
--------------------------------------------------------------------------------



Navidad with significant drill programs. The Company has over 10 years experience in Argentina and is focused on the exploration and development of its' 100% owned Navidad silver discovery.

ON BEHALF OF THE BOARD

/s/ Joseph Grosso
__________________________________
Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Vice President Investor Relations, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

                                                                   2005 NUMBER 2

NEWS RELEASE
IMA EXPLORATION INC.                                                      PAGE 3
--------------------------------------------------------------------------------


                    TABLE 1: PHASE III DIAMOND DRILL RESULTS
                    ----------------------------------------


                                                                     LWA       LWA       LWA
DDH            LOCATION         FROM         TO        LENGTH      SILVER    COPPER      LEAD
                              (METRES)    (METRES)    (METRES)      (G/T)      (%)        (%)
---------------------------------------------------------------------------------------------

NV04-121      Calcite Hill                     no    significant   results
---------------------------------------------------------------------------------------------
NV04-122      Calcite Hill     152.27      199.83       40.78         70      0.08       0.23
   including                   179.61      199.83       20.22        102      0.13       0.29
---------------------------------------------------------------------------------------------
NV04-123      Calcite Hill                     no significant results
---------------------------------------------------------------------------------------------
NV04-124      Calcite Hill      72.45      195.05      122.60        195      0.09       0.74
   including                    72.45      104.00       31.55        476      0.13       2.46
   and                         116.50      127.76       11.26        308      0.17       0.13
---------------------------------------------------------------------------------------------
NV04-125      Calcite Hill                     no significant results
---------------------------------------------------------------------------------------------
NV04-1262     Calcite Hill      87.40      283.50      196.10        113      0.05       0.44
   including                    87.40      187.66      100.26        156      0.05       0.83
   and                         270.17      283.50       13.33        232      0.06       0.00
---------------------------------------------------------------------------------------------
NV04-127      Connector Zone    97.08      111.39       14.31         56      0.01       0.44
---------------------------------------------------------------------------------------------
NV04-128      Connector Zone    54.60       80.09       25.49         58      0.04       0.54
---------------------------------------------------------------------------------------------
NV04-1293     Connector Zone          no results - drillhole did not reach target
---------------------------------------------------------------------------------------------
NV04-130      Connector Zone    38.56       41.04        2.48        111      0.02       2.39
---------------------------------------------------------------------------------------------
NV04-131      Connector Zone    10.33       91.45       81.12         61      0.05       0.25
   including                    60.57       67.80        7.23        152      0.07       0.29
   and                          79.22       91.45       12.23        126      0.07       0.30
---------------------------------------------------------------------------------------------
NV04-132      Navidad Hill      49.55       56.75        7.20         31      0.05       0.86
   and                          96.71      101.00        4.29         62      0.10       0.50
---------------------------------------------------------------------------------------------
NV04-133      Navidad Hill      94.80      105.32       10.52         80      0.14       0.38
   and                         153.97      172.80       18.83        113      0.13       0.11
   including                   163.80      167.70        3.90        450      0.30       0.36
---------------------------------------------------------------------------------------------


NOTES:

1.   All length weighted averages (LWA) results are "uncut".
2. Hole NV04-126 was shut down in mineralization at a depth of 283.5m due to limitations of the drill when drilling at the shallow dip of -50(Degree). The full depth extent of this mineralization will be investigated with subsequent drillholes.
3. Hole NV04-129 was shut down before reaching it's intended target due to problems with drilling conditions. Hole 130 was collared from the same location and reached the intended target.
4. A table with full results to date and drill hole locations, orientations, and lengths is available at IMA's website: www.imaexploration.com

NEWS RELEASE
IMA EXPLORATION INC.                                                      PAGE 4
--------------------------------------------------------------------------------

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

OMITTED GRAPHIC IS:

              CALCITE HILL
              DRILL HOLE LOCATIONS
              JANUARY 13, 2005

  TO VIEW THIS MAP PLEASE VISIT THE COMPANY'S WEBSITE: www.imaexploration.com

                                       OR

                        THE SEDAR WEBSITE: www.sedar.com